UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS CONSOLIDATION OF GROUP’S SHIPPING WITHIN MECHELTRANS OOO

Moscow, Russia — June 17, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports consolidating shipments of the
Group’s products within its subsidiary Mecheltrans. This will enable the company to cut overall transport costs, improve the logistics of shipments both by its own and outsourced wagons. This will create additional opportunities for increasing revenue from product sales for the Group’s enterprises.
Mecheltrans will oversee rail shipments of all of the Group’s products
(including by open cars, covered wagons, containers, tank cars, flat wagons, hopper wagons, specialized vehicle stock) with further transshipment in ports and delivery to end customers by internal river routes in Russia and Europe, by sea and by truck. Before, several of Mechel’s enterprises made separate contracts with third-party transport companies to ship their products.
Consolidating the company’s freight traffic enabled Mechel to cut transport costs by 3-10% depending on freight type. In 2013, Mecheltrans expedited some 42 million tonnes of cargo, including 16 million tonnes of exports.
“Consolidating all of Mechel’s freight traffic in a transport operator that is part of the Group’s structure is a timely and logical measure which will help improve management of our logistical supply chains. Making the Group’s products more competitive — particularly the products of our steel segment — is another task that we solve by consolidating our shipments,” Mecheltrans Management
Company OOO’s Chief Executive Officer Alexey Lebedev commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 17, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO